Mail Stop 3030

November 18, 2008

Bernard J. Tanenbaum III
Chief Executive Officer
Middle Kingdom Alliance Corp.
333 Sandy Springs Circle, Suite 223
Atlanta, Georgia 30328

> **Re:** **Middle Kingdom Alliance Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 13, 2008**
> **File No. 000-52358**

Dear Mr. Tanenbaum:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 4; however, it is unclear how you concluded that only a document that asks shareholders to vote constitutes an offer. Please provide us your analysis of relevant authority interpreting the scope of the term "offer" under the Securities Act.

2. Please respond to comment 85 of our October 10, 2008 comment letter concerning your Form S-4.

Why is Middle Kingdom proposing to amend its certificate of incorporation?, page 3

3.   We note your response to prior comment 5; however, we also note your continued disclosure that the SEC has reviewed your document. See for example the last paragraph on page 3. Therefore, we reissue the comment.

4.   We note your revised disclosure on page 4 in response to prior comment 9. Please reconcile your disclosure that you could seek stockholder approval of a transaction with a company other than Pypo, but do not expect to do so, and your disclosure on page 24 that management will not pursue any business combination other than the Pypo transaction. If the extended period could be used to complete a different transaction, please say so prominently at the beginning of your proxy statement.

5.   We note your response to prior comment 11 that no document requires Middle Kingdom to liquidate if 20% or more of the Class B holders vote against the extension. If you are not obligated to so liquidate, please say so clearly.

How do the Middle Kingdom insiders intend to vote their shares?, page 6

6.   We note your response to prior comment 13. Please disclose, if true, that the agreement in principle is verbal not written.

7.   Please expand your response to prior comment 14 to address the effect on your Regulation M analysis of the redomestication offering that is the subject of your pending registration statement on Form S-4.

8.   Please expand your response to prior comment 14 to tell us when the purchases mentioned in response to prior comment 20 occurred.

9.   We note your response to prior comment 15. If there is no prohibition on the target or post-combination surviving company from using company funds for the purchases through reimbursements or otherwise, please say so directly in your disclosure. Also, if this use of funds could materially reduce the value of the surviving company and you have not made any arrangements to adjust the consideration you will provide in the merger, please describe this potential impact in your proxy statement.

10.   Your response to prior comment 16 does not address potential material changes to the disclosure in the proxy statement as a result of the purchases, including changes to your beneficial ownership table and changes to the per share amount in

the trust. Therefore, we reissue the comment. Also, please clarify how the purchases could affect the amount in the trust as you mention in the third paragraph.

11.   We note your disclosure on page 6 in response to prior comment 17. Please disclose, if true, that open market purchases will comply with the limitations of Rule 10b-18.

12.   Please confirm that the beneficial ownership table on page 38 reflects the purchases mentioned in the first sentence of your response to prior comment 20.

What vote is required to adopt the Extension Amendment?, page 7

13.   We note your revised disclosure on page 7 in response to prior comment 21. Please tell us how you will know how many Class B shares will convert in connection with the vote on the business combination transaction prior to your proceeding with or abandoning the Extension Amendment.

Since Middle Kingdom's IPO prospectus…, page 7

14.   We note your response to prior comment 22. Please revise your disclosure regarding "three years from the occurrence of the event giving rise to the claim" to more clearly track the statutory language.

15.   We note your response to prior comment 23. Please revise your disclosure to clearly state, if true, that your affiliates are not obligated to indemnify the trust account for any liabilities arising under the federal securities laws.

What if I don't want to vote for the Extension Amendment?, page 9

16.   From the third paragraph of this section, it appears that the opportunity to convert occurs after the approval of the extension. Also, from the first paragraph, it appears that shareholders need only vote against the extension and elect conversion to convert; there is no indication of the need to surrender the shares in connection with the vote. Please ensure that your disclosure clearly describes the requirements for conversion and is consistent with the disclosure on pages 28 and 29.

<u>Will you seek further extensions?, page 10</u>

17.   We note your disclosure that the amendment to the trust will "prohibit any further changes in the distribution of trust account funds, including the date of such distribution." However, the amendment you provided to us in response to prior comment 8 appears to prohibit only changes to the date of the distribution. Please reconcile.

<u>Summary, page 13</u>

18.   We note your response to prior comment 25. Please tell us why the amendment to your charter refers to the aggregate number of shares converted in paragraphs 2 *or* 5, rather than 2 *and* 5.

<u>Middle Kingdom's Recommendation to Stockholders, page 17</u>

19.   We note your response to prior comment 27. Please disclose the basis for counsel's belief that shareholders cannot rely upon the opinion to support any claims against counsel arising under applicable state law. Describe any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to counsel would have no effect on the rights and responsibilities of either counsel or the board of directors under the federal securities laws.

20.   Please disclose your response to prior comment 28 that counsel has consented to the use of the opinion in the document.

<u>Possible Claims, page 25</u>

21.   We note your response to prior comment 30. If there is a material risk that the merger agreement could be terminated as a result of the extension and related changes in circumstances, please explain these consequences in your proxy statement.

Forced Liquidation, page 27

22.   Please reconcile your statement in response to prior comment 31 that the charter does not set forth a chronology with the use of the term "thereupon" in the liquidation provision of Article IV.C.3 of the charter amendment.

Conversion Procedures, page 28

23.   Your response to prior comment 33 appears to be inconsistent with the last paragraph of this section which indicates that investors will no longer own the shares upon exercise of the conversion rights. Please advise or revise.

Where you can find more information, page 41

24.   We note your response to prior comment 1. We are not making any determination at this time regarding the adequacy or accuracy of the disclosure in your document; see the representations mentioned below that you should include in your response to these comments. However, based on your response to prior comment 36, the purpose of your cross-reference to this section on page 13 is unclear and it is unclear what disclosure item you are attempting to address in this section. If you are attempting to incorporate other disclosure regarding the transaction into this document, please tell us the authority on which you rely.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Ralph V. De Martino, Esq.